Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
GUILFORD MILLS, INC.
at
$19.00 Net per Share
by
GMI MERGER CORPORATION
a wholly owned subsidiary of
GMI HOLDING CORPORATION

March 5, 2004

To Our Clients:

        Enclosed for your consideration is an Offer to Purchase, dated March 5, 2004 (the "Offer to Purchase"), and the Letter of Transmittal (which, together with amendments or supplements thereto, collectively constitute the "Offer") relating to the Offer by GMI Merger Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of GMI Holding Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Guilford Mills, Inc., a Delaware corporation ("Guilford"), at a price of $19.00 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer. Also enclosed for your consideration is a letter to the stockholders of Guilford from Michael T. Monahan, Chairman of the Board and John A. Emrich, Chief Executive Officer of Guilford, accompanied by Guilford's Solicitation/Recommendation Statement on Schedule 14D-9.

        We (or our nominees) are the holder of record of Shares held by us for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The enclosed Letter of Transmittal is furnished to you for your information only and cannot be used to tender Shares held by us for your account.

        Some recipients of this letter beneficially own Shares through Guilford's 401(k) plan. If you are one of these recipients please read the following carefully, and, if you wish to have us tender any or all of the Shares held by us for your account, please so instruct us by completing, executing and returning to us the instruction form below.

        We request instructions as to whether you wish to tender any or all of the Shares held by us for your account pursuant to the terms and conditions set forth in the Offer.

        Your attention is directed to the following:

          1.     The offer price for the Offer is $19.00 per Share, net to the seller in cash (without interest thereon) (the "Offer Price"), on the terms of and subject to the conditions to the Offer.

          2.     The Offer is being made for all outstanding Shares.

          3.     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 27, 2004 (the "Merger Agreement"), by and among Parent, Purchaser and Guilford pursuant to which, following the purchase of shares of Guilford Common Stock in the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Guilford (the "Merger"), with Guilford surviving the Merger as a wholly owned subsidiary of Parent. As a result of the Merger, each outstanding Share (other than shares owned by Purchaser, Guilford or any stockholder of Guilford who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the price per Share paid in the Offer in cash, without interest thereon.

          4.     Guilford's Board of Directors has unanimously (i) determined that the terms of the Offer and the Merger Agreement are fair from a financial point of view to Guilford and its stockholders, (ii) approved and declared advisable the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the stockholders of Guilford accept the Offer, tender their shares of Guilford Common Stock pursuant to the Offer and (if required by applicable law) adopt the Merger Agreement.

          5.     The Offer is conditioned on, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the Expiration Date (as defined below) of the Offer, that number of Shares that, together with any shares of Guilford Common Stock then owned by Parent or any wholly owned subsidiary of Parent (including Purchaser), represents more than 50% of the shares of Guilford Common Stock outstanding on a fully-diluted basis (the foregoing condition is referred to as the "Minimum Condition" in the Offer to Purchase). The Offer is subject to certain other conditions contained in Section 1 (Terms of the Offer) and Section 13 (Certain Conditions to the Offer) of the Offer to Purchase.

          6.     The Offer and withdrawal rights expire at Midnight, New York City time, on April 1, 2004 (the "Expiration Date"), unless the Offer is extended by Purchaser, in which event the term Expiration Date shall mean the latest time at which the Offer, as so extended by Purchaser, will expire.

          7.     Any stock transfer taxes applicable to a sale of Shares to Purchaser will be borne by Purchaser, except as otherwise set forth in Instruction 6 of the Letter of Transmittal.

          8.     Tendering stockholders will not be obligated to pay brokerage fees or commissions to the Depositary or the Information Agent, or except as set forth in Instruction 6 of the Letter of Transmittal for the Offer, transfer taxes on the purchase of Shares by Purchaser in the Offer. However, federal income tax backup withholding at a rate of 28% may be required, unless the required taxpayer identification information is provided or an exemption is available. See the Letter of Transmittal for the Offer for more information.

        Your instructions to us should be forwarded promptly to permit us to submit a tender on your behalf prior to the Expiration Date.

        If you wish to have us tender any or all of the Shares held by us for your account, please so instruct us by completing, executing and returning to us the instruction form below. An envelope to return your instructions to us is enclosed. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified on the detachable part hereof. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the Expiration Date. Other than the completed instruction form below, you do not need to complete or return any other document, including the Letter of Transmittal, to tender your Shares in the Offer.

        On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date, Purchaser will accept for payment, and pay for, all Shares validly tendered to Purchaser in the Offer and not withdrawn prior to the Expiration Date.

        Under no circumstances will interest be paid on the purchase price of the Shares to be paid by Purchaser, regardless of any extension of the Offer or any delay in making such payment.

        The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

        INSTRUCTIONS WITH RESPECT TO THE OFFER TO PURCHASE FOR CASH ALL OUTSTANDING SHARES OF COMMON STOCK OF GUILFORD MILLS, INC.

        The undersigned acknowledge(s) receipt of your letter, the Offer to Purchase of GMI Merger Corporation, dated March 5, 2004 (the "Offer to Purchase"), and the Letter of Transmittal relating to shares of common stock, par value $0.01 per share (the "Shares"), of Guilford Mills, Inc., a Delaware corporation.

        This will instruct you to tender the number of Shares indicated below (or, if no number is indicated below, all shares) held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer to Purchase and Letter of Transmittal.

Number of Shares to be Tendered:

Shares

SIGN HERE

SIGNATURE(S)

PLEASE TYPE OR PRINT NAME(S)

PLEASE TYPE OR PRINT ADDRESS(ES)

AREA CODE AND TELEPHONE NUMBER

TAXPAYER IDENTIFICATION OR SOCIAL SECURITY NO.

Dated:	, 2004